INVEST IN **CHRISTIANMOVIES.FUN**

A New Christian Streaming Platform & Entertainment Company with 800,000+ Followers Ready to Watch!


CHRISTIAN MOVIES.FUN
Streaming Platform
Coming Soon!
MacBook Pro

christianmovies.fun Tuscaloosa, AL

Highlights

1. Explosive growth with over 800,000 followers on social media and over 200 million impressions
2. Production team with top-rated movies and reality shows including "The Hill" which hit #1 on Netflix
3. We hold Movie/TV rights to true faith stories that received national & international media coverage
4. FB page last 12 months: 30 million reached, 209 million impressions, 3 million likes/comments/shares
5. Our extremely high social media engagement and reach give us a very strong marketing advantage
6. We will also distribute and monetize third-party faith content on our platform
7. Rock solid streaming strategy: AVOD & TVOD require very

little upfront cash outlay but high revenues

8. Extremely compelling reality show concepts in the works

Featured Investor



Richard J. Clementz
Syndicate Lead

Follow

Invested $5,000

nine.is

"I have 3 reasons for investing in this project. 1). I believe Jesus Christ is exactly who he claims to be. I believe he paid for my sins on the cross and we need more projects that are focused on Christian content. 2). I believe in the team behind this project and personally know Chris McKinney. Chris has prayed for me on many occasions and has what it takes to be successful 3). There is a growing demand for Christian content and a shortage making an outsized return on this investment very likely."

Our Team



Chris McKinney Founder & CEO

Jesus follower. Digital marketing and social media expert who worked on marketing & promotion for 7 different Christian movies. Previously held senior positions in Fortune 500 financial companies and in faith publishing/media.



Shannon McKinney Co-Founder & Chief Relationship Officer

Shannon has broken many sales records and won many awards in her career. She can sum up all of her success in two words: 1) Relationships 2) Favor. Shannon focuses on loving God, loving others, and building relationships. Everything else falls into place.



Darren Moorman Strategic Advisor & Production Partner

Known for producing high quality Christian films with stars like Dennis Quaid, Renee Zellweger, Jon Voight, and Greg Kinnear. Previous films: THE HILL, SIGHT, BLUE MIRACLE, RUN THE RACE, FAMILY CAMP & many others. Used to teach high school Bible classes.



Scott Popjes Strategic Advisor & Production



Scott Popjes Strategic Advisor & Production Partner

Scott has produced some of the top reality shows of all-time such as AMERICAN CHOPPER, DIRTY JOBS WITH MIKE ROWE, WORLD'S WILDEST POLICE VIDEOS, CAR MASTERS, and many others. Scott and Darren met in a men's Bible study 23 years ago.



Debbie Korte Director of Content Licensing

Debbie Korte has more than 25 years of experience in the entertainment industry. She specializes in licensing Christian and family-friendly content for streaming platforms, and has personally negotiated licenses for thousands of titles.

GIVING OUR MASSIVE AUDIENCE of 800,000 EXACTLY WHAT THEY WANT — A NEW CHRISTIAN STREAMING PLATFORM!

Hey there Christian movie fans! You asked for it, and we created it! We're launching a new streaming platform and entertainment company with the goal of bringing as many Christian movies and shows to market as possible!

Hey investors! How would you like to have an audience of 800,000+ asking you for your products before you even launch? That's where ChristianMovies.fun is right now!

ChristianMovies.fun is a new Christian streaming platform and entertainment company that will now serve its massive audience through the bold development, production, and distribution of Christian movies and shows.

What started as a Facebook community designed to spread the Gospel and generate excitement around Christian movies is now seizing the opportunity to morph into a full-blown media juggernaut, capturing a massive market, and spreading the Gospel through Christian movies and shows.

God has tremendously blessed our efforts so far, and we give Him all the glory!

HELP US FILL THE WORLD WITH CHRISTIAN MOVIES AND SHOWS!

ChristianMovies.fun will produce and distribute amazing "God stories" — the kinds of stories that show people Jesus is real,

He's alive, and He loves them.

These God stories will be in the form of Christian movies, series, documentaries, and reality shows.

CAUGHT BY ANGELS: The story of the boy who was thrown from the 3rd floor of the largest mall in America

As an example, we hold the movie/TV life rights to the story of Kari Hoffman, whose son Landen was thrown from the third-floor balcony of the largest mall in America when he was 5 years old.

Kari is a woman of strong Christian faith, and Landen's story is one of absolute miracles. He not only survived a 39 foot fall, but has been completely healed and restored. Kari has a riveting Christian faith story around these events, including her belief that Landen was caught by angels as a result of a prayer she prayed while walking into the mall that morning. Here is a clip of Kari on Good Morning America sharing just a little bit of how God showed up in this situation:


Family of boy critically injured in Mall of America attack bre...
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GMA
Watch on YouTube

We plan to take Kari's story—and many other amazing, true God stories—and turn them into movies, shows, documentaries, and streaming series! We have the rights to other true, awesome stories of Christian faith that have received national and international media coverage. We also have some very compelling Christian reality show concepts we're working on.

OUR PRODUCTION TEAM HAS PREVIOUSLY PRODUCED THE FOLLOWING MOVIES AND SHOWS:


RUN THE RACE


SIGHT
THE PRESENT IS MADE POSSIBLE BY THE PAST
DENNIS QUAID
COLIN FORD
THE HILL
SAME
KIND
OF
DIFFERENT
AS ME
FAMILY
CAMP

A few of the Christian movies produced by Darren Moorman


DIRTY
JOBS
WORLD'S
WILDEST
POLICE VIDEOS
AMERICAN
CHOPPER
THE SERIES
CAR MASTERS
RUST TO RICHES

A few of the many reality shows Scott Popjes has produced.

OUR TEAM


ChristianMovies.Fun - The Team


Chris McKinney
Founder & CEO
Marketing expert with experience promoting 7 Christian movies, 5 of which were theatrical releases.
Senior positions at a top-30 US bank, and also a Fortune 500 insurance company, where he was part of a 12-person team managing the company's $60 billion investment portfolio.
Founded Called Writers Christian Publishing, a Christian book publishing and media company with ttm revenue of $385K.
Shannon McKinney
Co-founder & Chief Relationship Officer
10+ year staffing professional who won many awards and broke sales records
Shannon focuses on loving God and loving people
Shannon is working to build out our proprietary ad network and form strategic partnerships with other Christian companies and ministries.
Darren Moorman
Strategic Advisor & Production Partner
Darren is head of Reserve Entertainment. He has produced theatrical release faith films starring Dennis Quaid, Renee Zellweger, Jon Voight, Greg Kinnear, and many other notable actors.
Darren is known for producing high-quality Christian films, including Blue Miracle, The Hill, Run the Race, Indivisible, Sight, Same Kind of Different as Me, and many others.
Prior to his movie career, Darren taught Bible classes at a high school in Tennessee.
Scott Popjes
Strategic Advisor & Production Partner
Scott has produced some of the top reality shows in history such as American Chopper, Dirty Jobs with Mike Rowe, World's Wildest Police Videos, Car Masters, and many others.
Scott is a man of strong Christian faith who is excited about producing faith-based reality shows for ChristianMovies.fun.
Debbie Korte
Director of Content Licensing
Previous experience building out content libraries for several other Christian streaming platforms.
Has personally negotiated licenses for thousands of titles.
More than 25 years of experience in the entertainment industry.

We plan to succeed through our massive social media reach, our extremely strong marketing advantages, and our focus on producing and distributing compelling, high-quality Christian content

Through marketing, promotion, and distribution, we will help Christian content creators succeed in telling their amazing God stories and reaching the widest audiences possible. So not only will we distribute and market our own original content, we will also distribute and market third-party Christian content. We will leverage our streaming platform to monetize the large volume of third-party content that already exists—connecting that content to the tremendous demand of our audience!


More than just a production company, we also have the ability to distribute and monetize content

The ability to quickly monetize content gives ChristianMovies.fun a distinct advantage, and helps us provide an answer to an existing problem. One of the biggest challenges content creators face is finding distribution and monetizing their content. The process can take a very long time.

Because we have a huge audience, marketing advantages, and a streaming platform ready to go, we will be able to immediately monetize our own content as soon as the final post-production work is finished. This is expected to result in a perpetual cycle of

work is finished. This is expected to result in a perpetual cycle of production, monetization, and reinvestment—allowing us to produce as many high-quality Christian movies and shows as possible, while growing revenues, profits, and company value in the process.

Future projections are not guaranteed.



PRODUCTION
REINVESTMENT
MONETIZATION

We also want to be a huge part of the solution to this problem faced by other Christian content creators. We will help other Christian content creators monetize their content more quickly and more completely by promoting their Christian movies and shows to large audiences on social media in order to drive millions of views on our streaming platform. This dynamic creates a win-win-win-win-win for ChristianMovies.fun, the content creators, the social media platforms, the viewers, and of course, for our investors.

Our initial streaming platform will be launched soon with Free, Ad-Supported content (aka FAST). We expect to be able to add transactional functionality for rentals and purchases later this year. Two to four years down the road, we expect to have enough original and third-party content to launch a subscription offering for our viewers that prefer a subscription model.

62% of Consumers Prefer Free, Ad-Supported Content over Streaming Subscriptions



The Streaming Revolution is Underway
$407B+
streaming market by 2028
70%
of U.S. Households rely on streaming platforms
Free, Ad Supported Television (F.A.S.T.) is becoming increasingly popular
$20.7B+
Market by 2030
15%
CAGR
62%
of consumers prefer F.A.S.T.


5.4B+
people will use streaming platforms by 2028
over a paid subscription streaming offering, according to a recent Harris Poll*
* Source: Forbes

DID YOU CATCH THAT: ***62% of consumers prefer FAST over subscription streaming models,*** according to a recent Harris Poll!

We already knew this because many in our social media audience have been very vocal for the last year in telling us that FAST Christian content is what they want. Our strategy is to give consumers what they want!

Now is the time for a free, Christian faith-based streaming platform

Free, ad-supported Christian movies can currently be found on Freevee, YouTube, and Tubi. Many in our Facebook audience have told us that those are the places where they currently watch Christian content, but that they would like a Christian platform where they can watch.

Demand is already extremely high for free/ad-supported Christian content, and it is accelerating. The Christian movie market is in high growth mode with 2.4 billion Christians worldwide looking for content that represents their values.


Christian movies and shows that get uploaded to YouTube often receive many millions of views, showcasing the tremendous demand for free/ad-supported Christian content
73M views
The Life of Jesus | English | Official Full HD Movie

YouTube, Tubi, and Freevee are making a LOT of money from Christian content! We intend to capture a lot of that market!

Since creating our Facebook page, we have gotten thousands and thousands of messages, comments, and emails from people asking us to create more Christian content and

put it out on a streaming app!


Our audience of 800,000+ people is hungry for more Christian content
…and is asking for a streaming app:
Where can I access these movies? Is there an app?
(We have gotten this question many thousands of times!)
Elizabeth Krpec
More please
Beverly Sabol
We need more of these type of movie, thank you!
Nobleza Henson
Love your page! More please!
Mary Jo Herring
A great movie! More Please
Kathy Walker Le Blanc
More
Sheryl Myers Lane
That is what our children should be watching
Joyce Gray
Yes, I love them and the world needs more God!!!!!
Mary Sue Smith
I really enjoy them!
Wanda Helminski
I love Dennis Quaid is doing Christian movies, love it
Delores Warder
Thank you!
Ev Knight
Yay!!!
Vicki Biswell
Bring them on we need them and want them.

Our Social Media Success Gives Us a Huge Marketing Advantage:


Our social media success gives us a huge marketing advantage:
We've reached roughly 29.8 million people on Facebook and received impressions totaling over 200 million.
On average, our posts about Christian movies reach in the hundreds of thousands of people organically (no ad spend), but they can also go well into the millions.
Christian Movies
August 31, 2023
The Blind is a new Christian movie about Phil Robertson "The Duck Commander", his early years, his family life, and his faith in Jesus Christ. One of the best ways to support Christian movies is by getting your tickets early. This lets theaters know that there is a lot of interest and support for the movie, which can help get the movie into more locations and give it more showtimes. Be sure to get those tickets early by clicking here: https://hubs.la/Q01_lT9M0
Thank you so m... See more
THE BLIND
THE TRUE STORY OF THE ROBERTSON FAMILY


This post reached 3,043,514 people organically (with no ad spend). This is just one example, but we have many other examples of incredibly strong reach and engagement. When you can reach millions of people with no ad spend, this creates a strong marketing advantage.
Post insights
Thursday, August 31, 2023 at 4:42 PM
3.0M
38.4K
3.1K
7.5K
3,043,514 Reach
3,183,955 Impressions
48,926 Post reactions, comments and shares
69,578 Total clicks

This Insights page from Facebook's reporting system shows the ChristianMovies.fun page stats since June 22, 2023 (Just 1 year and 17 days worth of activity!):


A CLEAR MARKETING ADVANTAGE
OUR FACEBOOK PAGE STATS SINCE JUNE 22, 2023
Insights


Review performance results and more.
Overview
Plan
Results
Audience
Messaging
Benchmarking
Content
Overview
Content
Video
Performance
Audience
Performance
Daily
Cumulative
Impressions
209.5M ↑ 100%
Reach
30M ↑ 100%
Content interactions
3M ↑ 100%
Followers
Lifetime
799.8K
Link clicks
1.7M ↑ 100%
300,000,000
200,000,000
100,000,000
0
Aug 11
Nov 19
Feb 27
Jun 6
Impressions

VISION FOR THE NEXT 2-4 YEARS


Revenue Streams
CHRISTIAN MOVIES.FUN
Ad Supported Video on Demand (ready now)
Home Theater, Digital Purchases, Rentals (Q3 2024)
Streaming Subscriptions (2027)

Our platform is currently enabled to offer free ad-supported content. In the streaming industry, this is known as FAST but also sometimes referred to as AVOD (Ad-supported Video on Demand). In the next couple of months, we plan to add the option for customers to buy or rent movies and shows on our platform. This is known as TVOD (Transactional Video on Demand).

As we create enough original content, and generate enough revenue to acquire SVOD (Subscription Video on Demand) rights to a significant library of third-party content, we plan to launch an SVOD offering, where viewers will pay a monthly subscription fee to access a library of content. We expect this to take 2-4 years.

However, we plan to always have AVOD and TVOD functionality and content available on the platform. We may also offer a combination of AVOD & SVOD. Whatever our audience wants, that is what we will give them. We want everyone to be able to access Christian content in the way that is most suitable for them!

STREAMING PLATFORM TECHNOLOGY


Technology
We have streaming apps built for the major platforms:
Web, Android, iOS, Apple TV, Fire TV, and Roku.
To build and maintain our streaming platform, we hired Lightcast. Lightcast is a market leader in streaming platform technology and service. Their client list includes Hulu, HBO, Amazon Prime, GOD TV, Daystar TV, The 700 Club, In Touch Ministries, and many thousands of other media companies, ministries, and churches.
Lightcast handles all streaming technology creation and maintenance for us. Lightcast is owned by Christians, and we could not ask for a better technology partner!
Lightcast.com
tv
fire tv
Roku

Lightcast is a market leader in streaming platform technology and maintenance, with clients such as **Hulu, HBO, Amazon Prime, GOD TV, Daystar TV**, and many others. Lightcast handles all of our streaming technology for us—creation, maintenance, analytics, reporting, payment processing—you name it, they handle it, all for an extremely low out of pocket monthly cost. We could not ask for a better technology partner!

WHAT OTHERS ARE SAYING ABOUT US


"Chris's work ethic and results are unprecedented. God has given Chris a unique ability to connect dramatically with audiences and to inspire them to take that important call to action. I will be working with Chris in many capacities moving forward— for both books and movies."
Karen Kingsbury
#1 New York Times Bestselling Author & Producer of the new Christian movie *Someone Like You*
"When we released I CAN, Chris was one of our most valuable assets. The work that he has done to build ChristianMovies.fun is incredible. Not only was he able to help us spread the word about our film, but he did it with prayer, discernment, and character."
Tyler Sansom
Senior Pastor & Christian Movie Producer

LET'S BUILD TOGETHER

We're raising money from investors by selling stock in our company. When you invest, you become a **part owner** in our company!

Your investment will help us build our third party content library, drive millions of views, and get started on production of our original content.


Planned Use of Funds:
Production of original Christian content
Salaries and retainers for team members
5%
6%
8%


Acquisition of third-party Christian content
Marketing
Legal and accounting
Miscellaneous operational expenses
40%
17%
24%

Invest now so that we can fill the platform with content and start driving many millions of views, spreading the Gospel, and glorifying the name of Jesus!